Qatalyst
PARTNERS

February 26, 2021

Securities and Exchange Commission
Division of Trading and Markets
Mail Stop 7010
100 F Street, NE
Washington, DC 20549

Re: Annual filing of Audited Financial Report Pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934

Dear Sir or Madam:

Please find enclosed one copy of the Statement of Financial Condition of Qatalyst Partners LP for the year ended December 31, 2020. The Financial Statements have been bound separately and sent under separate cover. Please note that the submitted Financial Report materials were audited by the independent public accountant of Qatalyst Partners LP.

Please do not hesitate to call me at 415-844-7744 with any questions or concerns.

Very truly yours,

Michael Tan
Director of Finance

Enclosure

One Maritime Plaza | 24th Floor | San Francisco, CA 94111
Tel: 415.844.7700 | www.qatalyst.com | Fax: 415.391.3914

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67887

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Qatalyst Partners LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Maritime Plaza, FL 24
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason DiLullo (415-844-7700)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

405 Howard Street, Suite 600	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jasоn DiLullo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Qatalyst Partners LP, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

See Attached CA Notarial Language for Public Notary: Mark Bennett Commission # 2220757

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of SAN FRANCISCO)

On 2 / 11 / 2021 before me, Mark Anthony Bennett, Notary Public,
Date *Here Insert Name and Title of the Officer*

personally appeared JASON DI LULLO
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

MARK ANTHONY BENNETT
COMM. #2220757
Notary Public - California
San Francisco County
My Comm. Expires Nov. 5, 2021
NRO1

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature ______________________
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______________________
Document Date: ______________________ Number of Pages: __________
Signer(s) Other Than Named Above: ______________________

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______________________
☐ Corporate Officer — Title(s): ______________
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______________________
Signer Is Representing: ______________________

Signer's Name: ______________________
☐ Corporate Officer — Title(s): ______________
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______________________
Signer Is Representing: ______________________

Qatalyst Partners LP

Statement of Financial Condition
December 31, 2020
(Public)

Report of Independent Registered Public Accounting Firm

To the Qatalyst Management LLC, the General Partner of Qatalyst Partners LP

Opinion on the Financial Statement – Balance Sheet

We have audited the accompanying statement of financial condition of Qatalyst Partners LP (the "Partnership") as of December 31, 2020, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

San Francisco, California
February 26, 2021

We have served as the Company's auditor since 2008

Qatalyst Partners LP
Statement of Financial Condition
December 31, 2020

Assets	
Cash	$ 8,828,106
Restricted cash (Note 2)	413,674
Total cash and restricted cash	9,241,780
Accounts and investment banking fees receivables (Note 2)	550,343
Prepaid expenses and other assets	1,334,210
Operating lease right-of-use asset (Note 4)	7,815,245
Fixed assets, net	384,962
Total assets	$ 19,326,540
Liabilities and Partners' Equity	
Liabilities	
Accounts payable and accrued expenses	$ 1,555,508
Operating lease liability (Note 4)	8,664,210
Deferred liabilities	266,664
Total liabilities	10,486,382
Commitments and contingencies (Note 4)	
Partners' equity	8,840,158
Total liabilities and partners' equity	$ 19,326,540

The accompanying notes are an integral part of this financial statement.

1. Organization and Description of Business

Qatalyst Partners LP (the "Partnership"), a wholly-owned subsidiary of Qatalyst Group LP (the “Parent”), is a broker-dealer registered with the Securities and Exchange Commission (“SEC”) and is a member of the Financial Industry Regulatory Authority ("FINRA"). The general partner of the Partnership is Qatalyst Management LLC. The Partnership operates as an introducing broker and does not hold funds or securities for customers, does not owe any money or securities to customers, and does not carry customer accounts.

2. Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect both the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Fair Value of Financial Instruments
In 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This update provides new guidance on the measurement of credit losses on financial instruments. The Partnership adopted the new guidance effective January 1, 2020. Given the short-term nature of the Partnership’s receivable balances, no adjustments were considered necessary upon the adoption of ASC 326.

Management believes that the aggregate net fair value of accounts and investment banking fees receivables approximate their carrying value because such receivables are short-term in nature.

Cash and Restricted Cash
The Partnership considers highly liquid investments with original maturities of three months or less to be cash equivalents. The Partnership holds cash in financial institutions in excess of FDIC insured limits. The Partnership periodically assesses the financial condition of these institutions and assesses the credit risk. The Partnership has a certificate of deposit of $413,674 that is collateral for a standby letter of credit related to its office lease (note 4).

Investment Banking Fees Receivable
Investment banking fees receivable include receivables relating to the Partnership’s investment banking or advisory engagements. The Partnership records an allowance for doubtful accounts on these receivables on a specific identification basis. No allowance for doubtful accounts was recorded as of December 31, 2020.

Leases
The Partnership determines whether an arrangement is a lease for accounting purposes at contract inception. Operating lease liabilities are recognized based on the present value of the remaining lease payments, using the discount rate for the lease at the commencement date. As the rate implicit in the lease is not readily determinable, a risk-free rate for a period comparable with the lease term was used to determine the present value of future lease payments. Operating ROU assets are generally recognized based on the amount of the initial measurement of the lease liability. Lease expense is recognized on a straight-line basis over the lease term. Lease and non-lease components are accounted for separately. Operating leases are included in operating lease right-of-use assets and operating lease liabilities on the Statement of Financial Condition. As of December 31, 2020, the Partnership had no finance leases.

3. Fixed Assets

As of December 31, 2020, fixed assets consisted of the following:

	Computers, software and equipment	Furniture and fixtures	Total
Fixed assets	$ 2,003,853	$ 1,810,965	$ 3,814,818
Less: Accumulated depreciation	(1,688,421)	(1,741,435)	(3,429,856)
Fixed assets, net	$ 315,432	$ 69,530	$ 384,962

4. Commitments and Contingencies

Operating Leases

The Partnership leases office space under an operating lease. The Partnership amended the original lease on September 9, 2019 to extend the expiration date of the lease to November 30, 2024.

The Partnership has a standby letter of credit for $413,674 to cover the security deposit for its office lease.

The following table provides summary information related to our operating lease as of December 31, 2020:

Weighted average remaining lease term	3.9 years
Weighted average discount rate	1.5%

As of December 31, 2020, the future minimum lease payments under noncancelable operating leases are as follows:

2021	$ 2,083,220
2022	2,278,950
2023	2,347,319
2024	2,214,782
Total	$ 8,924,271
Less: present value discount	(260,061)
Lease liability	$ 8,664,210

5. Litigation

Due to the nature of its business, the Partnership may in the future be subject to various threatened or filed legal actions. Such litigation is inherently uncertain and the ultimate resolution of such litigation could be determined by factors outside of the Partnership's control. Management believes that there are no currently known actions or reasonably likely threat of any actions that would result in any material adverse effect on the Partnership's financial statements.

6. Regulatory Requirements

The Partnership is subject to Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2020, the Partnership had net capital of $6,156,969 which was $5,978,893 in excess of its required net capital of $178,076. The Partnership's ratio of aggregate indebtedness to net capital was 0.434 to 1.

7. Related Party

The Partnership is subject to an expense sharing agreement with the Parent, whereby certain overhead expenses are allocated between the Partnership and the Parent based on the benefit derived from the services provided.

In 2020, the Partnership assigned certain customer contracts to an affiliate of the Parent, and certain customer contracts were assigned to the Partnership from an affiliate of the Parent. These engagements were assigned based on an analysis of multiple factors including whether the potential customer transaction involved a public offering of securities.

8. Subsequent Events

Subsequent to December 31, 2020, the Partnership distributed $32,078,000 to its Parent. In the normal course of business, the Partnership intends to make additional distributions up to its Parent. Adequate net capital was maintained after the distribution was made.

As of February 26, 2021, the date the financial statements were available to be issued, no subsequent events or transactions had occurred that would have materially impacted the financial statements as presented.